UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Tactile Systems Technology, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	001-37799	41-1801204
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3701 Wayzata Blvd, Suite 300 Minneapolis, Minnesota	55416
(Address of principal executive offices)	(Zip Code)

Elaine M. Birkemeyer (612) 355-5100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Tactile Systems Technology, Inc. (“we,” “us,” and “our”) is a medical technology company focused on developing medical devices for the at-home treatment of chronic diseases.

This Form SD of the Company is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period from January 1, 2025 to December 31, 2025. The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which Conflict Minerals are necessary to the functionality or production of those products. For the purposes of the Rule, “Conflict Minerals” is defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“3TG”), or any other material or derivatives determined by the Secretary of State to be financing conflict in the Covered Countries. “Covered Countries” are the Democratic Republic of the Congo (the “DRC”) and Adjoining Countries. The Rule defines Adjoining Countries as countries that share an internationally recognized border with the DRC (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola).

The products that we manufactured or contracted to have manufactured during the reporting period include the following:

•	Our proprietary Flexitouch Plus system, which is an advanced intermittent pneumatic compression device used for at-home treatment of lymphedema patients;

•	Our proprietary Entre Plus system, which is a basic pneumatic compression device used for at-home treatment of patients with chronic swelling;

•	Our proprietary Nimbl system, which is our next generation pneumatic compression device used for at-home treatment of patients with upper extremity lymphedema; and

•	Our proprietary AffloVest respiratory therapy system, which is a portable, battery-powered wearable vest, that treats patients with chronic respiratory conditions such as chronic obstructive pulmonary disease-associated breathing conditions, including bronchiectasis, or conditions resulting from neuromuscular disorders and cystic fibrosis, by managing airway clearance.

With respect to these products that we either manufactured or contracted to have manufactured in calendar year 2025, we have determined the presence of tantalum, tin, gold and tungsten in printed circuit board assemblies, wire harness assemblies and certain valve assemblies contained in our Flexitouch Plus, Entre Plus, Nimbl and AffloVest systems (the “Covered Products”). Therefore, we have conducted a reasonable country of origin inquiry (“RCOI”) as required by the Rule to determine whether any components provided to us by our suppliers to manufacture the Covered Products or components used by our contract manufacturers to manufacture the Covered Products originated in a Covered Country or were from recycled or scrap sources.

Reasonable Country of Origin Inquiry

We conducted our RCOI by identifying those direct suppliers that provided components that may contain 3TG for the Covered Products that we manufactured or contracted to manufacture during the calendar year ended December 31, 2025. We obtained information from these suppliers, as well as our contract manufacturers (the “Respondents”), by requesting a completed copy of a Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”) related to those components supplied to us or any products manufactured for us by our contract manufacturers to determine the country of origin of any 3TG used in the Covered Products. We reviewed and analyzed the CMRTs that we received from the Respondents with regard to the components used in the Covered Products. We received a completed copy of the CMRT from all of our suppliers and contract manufacturers that we contacted.

Six of the Respondents reported that they do not intentionally add or use 3TG in their production process. One of the Respondents reported that it intentionally added or used 3TG in its production process but that no 3TG remains in the products. Eleven of the Respondents that completed a CMRT reported information on a “product level,” including five of the Respondents that did not intentionally add or use 3TG in their production process. One of the responses on a “product level” was of limited utility to us because the Respondent did not identify any of the smelters and refiners supplying 3TG to its supply chain so we could not cross-check the smelters and refiners against RMI’s publicly available database of smelters and refiners that are conformant with the Responsible Minerals Assurance Process (“RMAP”) assessment protocols. With respect to four additional responses we received that reported on a “product level,” we were unable to confirm that all of the tantalum, tin, and tungsten smelters and gold refiners listed in the CMRT are currently listed as certified by RMI as conformant with the RMAP assessment protocols. With respect to the final response that we received from a Respondent that reported on a “product level,” we were able to confirm that as of May 18, 2026, all of the tin smelters listed in the CMRT were listed as certified by RMI as conformant with RMAP assessment protocols.

Five of the Respondents that completed a CMRT reported information on a “company level” that included 3TG information for all products sold by that supplier during the reporting year, even though we purchased only a limited subset of such products from these suppliers. With respect to one of these, we were unable to confirm, as of May 18, 2026, that all of the tantalum, tin, and tungsten smelters and gold refiners listed in the CMRT are currently listed as certified by RMI as conformant with the RMAP assessment protocols. With respect to the other responses, we were able to confirm that as of May 18, 2026, all of the tin smelters listed in the CMRTs provided by those Respondents were currently listed as certified by RMI as conformant with the RMAP assessment protocols, although we could not confirm that all of the tantalum and tungsten smelters and gold refiners were conformant with RMAP assessment protocols.

Conflict Minerals Disclosure

In light of the information we received from our suppliers as part of our RCOI, we are unable to definitively determine whether all of the tantalum, tin, tungsten and gold used in the Covered Products may have originated in Covered Countries or are from recycled or scrap sources. We will continue to engage with our suppliers to obtain current, accurate and complete information related to their supply chain.

This Form SD is publicly posted on our webpage at http://investors.tactilemedical.com/corporate-governance under “Conflict Minerals Disclosure.” The content of any referenced website is not incorporated by reference into and should not be considered part of this Form SD.

Pursuant to the Public Statement issued by the SEC’s Division of Corporate Finance on April 7, 2017, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD, and the Company has chosen not to file, as an exhibit to this Form SD, the Conflict Minerals Report otherwise required by Item 1.01(c).

Item 1.02 Exhibit

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TACTILE SYSTEMS TECHNOLOGY, INC.

By:	/s/ Elaine M. Birkemeyer	Date: May 29, 2026
Elaine M. Birkemeyer
Chief Financial Officer